United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: April 25th, 2014

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V.,

 HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 25th, 2014 adopted the resolutions that are summarized as follows:

FIRST: In connection with the First item of the agenda:

1) Approved the individual and consolidated financial statements of GRUMA, S.A.B. DE C.V. for the Fiscal Year beginning on January 1st, through December 31st, 2013, as well as the reports referred to by Article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and Article Nineteen section IV of the Company's By-laws for the Fiscal Year ending December 31st 2013, consisting of:

A) Audit Committee's Annual Report;
B) Corporate Governance Committee's Annual Report;
C) Chief Executive Officer's Annual Report;
D) Board of Director's opinion of the Chief Executive Officer's Report;
E) Board of Director's Operations and Activities Report; and
F) Report Regarding the Policies and Accounting and Information Guidelines used for the preparation of the Financial Information.

2) The Meeting approved all the acts performed by the Board of Directors of the company in the fulfillment of its duties during the 2013 fiscal year.

SECOND: The compliance report on the Company's fiscal obligations referred to by Article 76 section XIX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law), was read.

THIRD: Approved that the Individual Net Income of Gruma, S.A.B. de C.V. for the 2013 Fiscal Year, which amounts to $5,673'492,000.00 (FIVE THOUSAND SIX HUNDRED AND SEVENTY THREE MILLION FOUR HUNDRED AND NINETY TWO THOUSAND PESOS 00/100 MEXICAN CURRENCY) shall be applied as follows:

1. 5% (five per cent) of the individual net income, this is the amount of $283'674,600.00 (TWO HUNDRED AND EIGHTY THREE MILLION SIX HUNDRED AND SEVENTY FOUR THOUSAND SIX HUNDRED PESOS 00/100 MEXICAN CURRENCY), shall be applied to reconstitute the legal reserve.

2. The remaining, this is the amount of $5,389'817,400.00 (FIVE THOUSAND THREE HUNDRED AND EIGHTY NINE MILLION EIGHT HUNDRED AND SEVENTEEN THOUSAND FOUR HUNDRED PESOS 00/100 MEXICAN CURRENCY), shall be applied to Retained Earnings.

FOURTH: Approved the amount of $650'000,000.00 (SIX HUNDRED AND FIFTY MILLION PESOS 00/100 MEXICAN CURRENCY), as the maximum amount of funds that can be used for the purchase of the company's own shares, and a Report of the operations carried out with the company's own shares in the 2013 Fiscal Year was submitted.

FIFTH: Regarding the Fifth item of the Agenda, the following resolutions were adopted:

1) Elected the Company's Directors, Proprietary and Alternates, so that said corporate body be composed as follows:

                                                                           DIRECTORS:
                                                                  BOARD OF DIRECTORS:

PROPRIETARY	ALTERNATE
JUAN ANTONIO GONZALEZ MORENO	RAUL CAVAZOS MORALES
CARLOS HANK GONZALEZ	GRACIELA GONZALEZ MORENO
MAYRA GONZALEZ MORENO	EDGAR VALVERDE RUBIZEWSKY
HOMERO HUERTA MORENO	ROGELIO SANCHEZ MARTINEZ
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
INDEPENDENT PROPRIETARY	INDEPENDENT ALTERNATE
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
JUAN MANUEL LEY LOPEZ	JUAN MANUEL LEY BASTIDAS
MARIO LABORIN GOMEZ	ALAN CASTELLANOS CARMONA
ALBERTO SANTOS BOESCH	CARLOS GONZALEZ BOLIO
EVERARDO ELIZONDO ALMAGUER	RICARDO SADA VILLARREAL
THOMAS S. HEATHER	EUGENIO SEPULVEDA COSIO
GABRIEL ARTURO CARRILLO MEDINA	GABRIEL CARRILLO CATTORI

  MR. JUAN ANTONIO GONZALEZ MORENO was ratified as Chairman of the Board of Directors and MR. CARLOS HANK GONZALEZ was ratified as Vice Chairman.

  MR. SALVADOR VARGAS GUAJARDO was appointed as Non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS was appointed as his Alternate.

  The meeting qualified the independence of Messrs. Adrian Sada Gonzalez, Juan Manuel Ley Lopez, Alberto Santos Boesch, Everardo Elizondo Almaguer, Thomas S. Heather and Gabriel Arturo Carrillo Medina, as well as their corresponding alternates, Messrs. Manuel Guemez de la Vega, Juan Manuel Ley Bastidas, Carlos Gonzalez Bolio, Ricardo Sada Villarreal, Eugenio Sepulveda Cosio and Gabriel Carrillo Cattori to integrate the Board of Directors, pursuant to Article 26 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

  Approved as compensation for the Company's Directors the amount of $80,000.00 (EIGHTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to the Board Meetings.

  Approved as compensation for the members of the Audit and Corporate Governance Committees the amount of $40,000.00 (FORTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held within the aforementioned Committees.

SIXTH: Appointed the Independent Director Mr. Thomas S. Heather as Chairman of the Audit and Corporate Governance Committees and appointed, the Independent Director Mr. Everardo Elizondo Almaguer as Financial Expert of both Committees.

SEVENTH:  Authorized Messrs. SALVADOR VARGAS GUAJARDO and GUILLERMO ELIZONDO RIOS, so that jointly or separately, any of them, on behalf and in representation of the Company, may carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize any portion or all of these minutes, as well as to issue simple or certified copies of the same.

 EIGHTH: Approved the content of the minutes prepared in connection with the aforementioned Meeting.

San pedro Garza Garcia, N.L., April 25, 2014.

GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS